Exhibit 21.1

List of Subsidiaries of MagnaChip Semiconductor LLC

Subsidiary	Jurisdiction
IC Media Holding Company Limited	British Virgin Islands
IC Media Corporation	California
IC Media International Corporation	Cayman Islands
Shanghai Ximei Corporation	China
MagnaChip Semiconductor SA Holdings LLC	Delaware
MagnaChip Semiconductor Finance Company	Delaware
MagnaChip Semiconductor, Inc.	Delaware
MagnaChip Semiconductor Ltd.	England
MagnaChip Semiconductor Ltd.	Hong Kong
MagnaChip Semiconductor Inc.	Japan
IC Media Japan Kabushiki Kaisha	Japan
ISRON Corporation	Japan
MagnaChip Semiconductor, Ltd.	Korea
MagnaChip Semiconductor S.A.	Luxembourg
MagnaChip Semiconductor B.V.	The Netherlands
MagnaChip Semiconductor Ltd.	Taiwan
IC Media Technology Corporation	Taiwan
IC Media International Corporation, Taiwan Branch	Taiwan